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                                                                    Exhibit 23.4


From:    Robert Budway rbudway@cancentral.com
To:      "'hbaxter@ancc.com'" hbaxter@ancc.com
Date:    June 2, 1999 1:29 pm
Subject: IPO/CMI data



Hugh,

Just to reconfirm, we do not forsee any issues in regards to ANCC using CMI shipment or other data in the filing for the IPO.

Hope it goes well and please let us know if there is anything else we can do to help.



Robert Budway